EXHIBIT 16.1

January 15, 1998


Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C.  20549

To the Office of the Chief Accountant:

We have read Item 4 of Form 8-K dated January 14, 1998 of Omega Orthodontics, Inc. (Commission File No. 0-23055) and are in agreement with the statements contained in the second, third and fourth paragraphs of page 2 therein. We have no basis to agree or disagree with other statements of this registrant contained therein.

To avoid any potential confusion that could arise from the manner in which the Company phrased the disclosure in the fourth paragraph of page 2 of Form 8-K, we have been informed by management of the Company that it intended to convey that there were no "reportable events" as that term is defined in Item
304(a)(1)(v) of Regulation S-K, and we agree therewith.


                         Very truly yours,



                         /s/ Ernst & Young LLP